UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

January 16, 2001

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

FOR IMMEDIATE RELEASE

TIMING OF CREO PRODUCTS 2001 FIRST QUARTER EARNINGS

Vancouver, BC, CANADA (January 16, 2001) - Creo Products Inc. (NASDAQ - CREO, TSE - CRE) announced that financial results for the 2001 first quarter are scheduled for release on Wednesday, February 7, 2001 at 4:30 pm ET.

The news release will also contain details of our conference call, which will be held on Wednesday, February 7, 2001 at 5:00 pm ET. Investors will have an opportunity to listen to the live web broadcast of the 2001 first quarter earnings announcement by accessing the call at www.creo.com.

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About Creo

Based in Vancouver, Canada, Creo Products Inc. is a publicly held high-technology company focused on the application of imaging and information technology. Through CreoScitex - its principal operating division - Creo is leading the digital transformation of the graphic arts industry. Creo Products Inc. trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

Creo, the Creo logo, CreoScitex, and the CreoScitex logo, are registered trademarks or trademarks of Creo Products Inc. Other products may be the registered trademarks or trademarks of their respective companies.

Contact:

Tracy Rawa
Investor Relations
Vancouver, Canada
Tel: +1-604-451-27003
Email: IR@creo.com